

Tom Pardikes · 2nd
Chief Executive Officer at gameSense Sports

Denver, Colorado, United States · 500+ connections · **Contact info**

 GameSense Sports

 Virginia Tech

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Experience


President
GameSense Sports
Mar 2015 – Present · 5 yrs 10 mos

Developers of Technology that Tests and Trains the fast in-game decisions of athletes.


Director of Product Development
NeuroSport Performance
Aug 2013 – Mar 2015 · 1 yr 8 mos

Using technology and neuroscience to advance Sport Science


Director of Sports Science and Performance
Elite Sports Services
2012 – Aug 2013 · 1 yr
Parker, CO

NeuroCognitive Assessment, Sports Performance Enhancement & Character Development


Director
Mind-Body Incorporated Health & Sport
Apr 2011 – Aug 2013 · 2 yrs 5 mos
19284 Cottonwood Dr. Parker, CO

Change your Body, Change your Mind: Change your Mind, Change your Body


Graduate Teaching Assistant
Virginia Tech
Aug 2005 – May 2010 · 4 yrs 10 mos

Education


Virginia Tech
PhD, Psychology
2005 – 2010


New Mexico State University
MA, Anthropology
2003 – 2005

Skills & endorsements

Research Design · 11

 Endorsed by **3 of Tom's colleagues** at Virginia Tech

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Research · 10

 Endorsed by **Michael J. Blackwell**, who is highly skilled at this

 Endorsed by **3 of Tom's colleagues** at Virginia Tech

Higher Education · 8

Sean Miles and 7 connections have given endorsements for this skill

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Accomplishments

1 **Language**
Italian